Exhibit 99.1

April 8, 2016

VIA SEDAR

To:

All Applicable Commissions and Stock Exchanges

Dear Sirs:

Re:  VANC Pharmaceuticals Inc. (the “Company”)

As per National Instrument 54-101 requirements, we advise the following with respect to the upcoming

Meeting of Shareholders for the subject Company:

Issuer:	VANC Pharmaceuticals Inc.
CUSIP:	92143R105
ISIN:	CA 924143R1055
Meeting Date:	June 22, 2016
Meeting Type:	Annual General and Special
Record Date for Notice:	May 11, 2016
Record Date for Voting:	May 11, 2016
Beneficial Ownership Determination Date:	May 11, 2016
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Business Type:	Non-routine
OBO Distribution Payment:	Issuer will not pay for OBO’s
Material Distributed to:	All Holders
Meeting Location:	3rd Floor, 510 Burrard Street Vancouver, British Columbia

Yours truly,

VANC PHARMACEUTICALS INC.

Signed:  “Eugene Beukman”

Eugene Beukman

Director and Corporate Secretary